AMENDED SCHEDULE A

dated August 24, 2018

to the

INVESTMENT ADVISORY AGREEMENT

dated March 15, 1999 between

THE ADVISORS’ INNER CIRCLE FUND

and

LSV ASSET MANAGEMENT

Pursuant to Article 3, the Trust shall pay the Adviser compensation at an annual rate as follows:

Portfolio	Fee (in basis points)
LSV Value Equity Fund	0.55% of the average daily net assets
LSV Conservative Value Equity Fund	0.38% of the average daily net assets
LSV Small Cap Value Fund	0.70% of the average daily net assets
LSV U.S. Managed Volatility Fund	0.45% of the average daily net assets
LSV Global Managed Volatility Fund	0.60% of the average daily net assets
LSV Global Value Fund	0.75% of the average daily net assets
LSV Emerging Markets Equity Fund	1.00% of the average daily net assets

Acknowledged and Accepted by:

THE ADVISORS’ INNER CIRCLE FUND

By:	/s/ Dianne M. Descoteaux
Name:	Dianne M. Descoteaux
Title:	VP & Secretary

LSV ASSET MANAGEMENT

By:	/s/ Kevin Phelan
Name:	Kevin Phelan
Title:	COO

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